FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

ENERSIS ANNOUNCED TODAY THE FILING OF THE
2006 ANNUAL REPORT ON FORM 20-F

(Santiago, Chile, May 15, 2007) ENERSIS S.A. (NYSE: ENI) announced today that its 2006 Annual Report on Form 20-F has been filed with the United States Securities and Exchange Commission.

Enersis is an electric utility company primarily engaged, through our subsidiaries and affiliates, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil.

We have over 11.5 million customers on a consolidated basis, and through Endesa Chile and Endesa Brasil, we have 13,299 MW of installed capacity with 49 plants in the five countries where we operate. Our consolidated assets and operating revenues were Ch$ 11.1 trillion and Ch$ 3.9 trillion, respectively, in 2006.

The document is available on the Enersis website at www.enersis.com in the Investor Relations Section, and can also be downloaded from the SEC web page at www.sec.gov. Hard copies of the audited financial statements are available to shareholders free of charge upon request.

For further information, please contact us:

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554

Carmen Poblete Investor Relations Representative cpt@e.enersis.cl 56 (2) 353 4447	Ignacio Gonzalez Investor Relations Representative ijgr@e.enersis.cl 56 (2) 353 4552	Denisse Labarca Investor Relations Representative dla@e.enersis.cl 56 (2) 353 4492

Maria Luz Muñoz Investor Relations Assistant mlmr@e.enersis.cl 56 (2) 353 4682

SANTA ROSA #76 15 FLOOR	www.enersis.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: May 15, 2007